Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Suntron Corporation:
We consent to incorporation by reference in the Registration Statement No. 333-89238, on Form S-8 of Suntron Corporation of our report dated March 30, 2007, with respect to the consolidated balance sheets of Suntron Corporation and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows and financial statement schedule for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 10-K of Suntron Corporation.
Our report on the consolidated financial statements dated March 30, 2007 refers to the adoption of Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006.
/s/ KPMG LLP
Phoenix, Arizona
March 30, 2007